FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





News
Release

6 September 2007


BG Group announces further discovery in Santos Basin offshore Brazil


BG Group today announced the discovery of a new oil field in the Santos Basin, offshore Brazil. The discovery, known as Carioca, is within the BM-S-9 concession, where BG Group holds a 30 per cent interest along with operator Petrobras (45 per cent) and Repsol YPF Brasil S.A. (25 per cent).


The Carioca oil field is located in 2 140 metres of water approximately 273 kilometres off the south coast of Rio de Janeiro. It is close to the Tupi discovery in Block BM-S-11 (BG Group 25%) which was announced in October 2006.


The exploration well flowed at a rate of approximately 2 900 barrels of 27o API oil and 57 thousand cubic meters of gas per day. The rate was constrained by test equipment.


BG Group Chief Executive, Frank Chapman said:

"This is another significant discovery offshore Brazil, and builds on the Tupi discovery last year which is located 70 kilometres to the east in the BM-S-11 concession.


"This is BG's third consecutive exploration well to discover hydrocarbons in the new Santos basin pre-salt play, and this exceptional sequence enhances our confidence in the material exposure that BG has to this highly prospective area."



In addition to Block BM-S-9, BG Group has interests in a further six concessions in the Santos Basin - BM-S-10, 11, 13, 47, 50 and 52 - covering a total area of 8 130 square kilometres.


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2006. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.



                        Cautionary Note to US investors


The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term "gross reserves" in this release which the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT, Attention: Company Secretary. You may read and copy this information at the SEC's public reference room, located at 100F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov.



Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



BG has non-operated interests in three concessions in the deep water Santos
Basin: BM-S-9, 10 and 11.


In 2004, BG acquired a 100% operated interest in the BM-S-13 concession in the shallow water Santos Basin.


In 2005, BG was awarded three further concessions in the offshore Santos Basin (BM-S-47, 50 and 52), as well as one onshore concession (BT-SF-2) in the Sao Francisco Basin in Minas Gerais State.


BG has a controlling stake (60.1%) in Brazil's largest gas distribution company, Comgas.


Enquiries:


Communications                          +44 (0) 118 929 2462
Out of hours media mobile:              +44 (0) 791 718 5707
Investor Relations                      +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 06 September 2007                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary